Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-194469

March 19, 2014

PRESS RELEASE

ING U.S. Announces Sale by ING Group of 33.8 Million Shares of ING U.S. Common Stock

ING U.S. Repurchases Approximately 7.3 Million Shares

NEW YORK, March 19, 2014 – ING U.S., Inc. (NYSE: VOYA), which will rebrand as Voya Financial, Inc. in 2014, announced today the pricing of 26,500,000 shares of its common stock being offered by ING Group at a price to the public of $35.23 per share. In addition, ING U.S. will repurchase from ING Group 7,255,853 shares of its common stock at a price of $34.45494 per share (equal to the public offering price, less $0.77506 per share in underwriting discounts and commissions) pursuant to the terms of a share repurchase agreement with ING Group. In total, ING Group will be selling approximately 33.8 million shares of ING U.S. common stock, thereby reducing its ownership stake in ING U.S. to approximately 45% immediately following the closing of the transaction.

“Today’s sale of ING U.S. common stock by ING Group marks another important milestone for ING U.S., as ING Group will cease to be our majority shareholder,” said Rodney O. Martin, Jr., Chairman and CEO of ING U.S., Inc. “We are grateful to ING Group for their partnership throughout this process. We are also pleased that we are able to make effective use of excess capital by repurchasing roughly 7.3 million shares of our common stock. We remain committed to delivering on our long-term return on equity improvement objectives and to continuing to deliver value for our shareholders.”

As part of the offering, ING Group has granted the underwriters for the transaction an option to purchase up to 3,975,000 additional shares at the offering price. If fully exercised, this option would further reduce ING Group’s ownership in ING U.S. to approximately 43%.

ING U.S. will not receive any proceeds from the offering. Closing of the public offering and of the share repurchase are expected to occur on March 25, 2014, subject to a number of closing conditions.

Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Citigroup Global Markets Inc., and BofA Merrill Lynch are acting as joint global coordinators for the public offering.

The preliminary prospectus for the public offering is available from the Securities and Exchange Commission’s website at: http://www.sec.gov/Archives/edgar/data/1535929/000119312514103998/0001193125-14-103998-index.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: (866) 718-1649; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, email:

prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146, email: batprospectusdept@citi.com; and BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, email: dg.prospectus_requests@baml.com.

Media Contact:	Investor Contact:

Christopher Breslin	Darin Arita

(212) 309-8941	(212) 309-8999

Christopher.Breslin@us.ing.com	IR@us.ing.com

About ING U.S.

ING U.S. (NYSE: VOYA), which will rebrand as Voya Financial in 2014, is a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States. The company’s vision is to be America’s Retirement Company and its guiding principle is centered on solving the most daunting financial challenge facing Americans today — retirement readiness. Working directly with clients and through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists, ING U.S. provides a comprehensive portfolio of asset accumulation, asset protection and asset distribution products and services. With a dedicated workforce of approximately 7,000 employees, ING U.S. is grounded in a clear mission to make a secure financial future possible — one person, one family, one institution at a time.

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